CN Bancorp, Inc.
                              7401 Ritchie Highway
                           Glen Burnie, Maryland 21061

                                                                  April 19, 2003


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                  RE:      CN Bancorp, Inc.
                           Registration Statement on Form S-3
                           File No. 333-114355

Ladies and Gentlemen:

         The registrant hereby amends the above-referenced registration statement, originally filed April 9, 2004, to include on the facing page thereof the delaying amendment pursuant to Rule 473, reading as follows:

         "The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                   Very truly yours,

                                   CN BANCORP, INC.


                                   By:   /s/ Jan W. Clark
                                         --------------------------
                                         Jan W. Clark, President